DAST CONSULTING SERVICES LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
DAST Consulting Services LLC
Indianapolis, Indiana

We have reviewed the accompanying financial statements of DAST Consulting Services LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

October 01, 2024
Los Angeles, California

DAST CONSULTING SERVICES LLC

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	707,572	$	7,776
Accounts Receivable, net		993,404		370,447
Due From Related Parties		265,786		-
Total Current Assets		**1,966,762**		**378,223**
Property and Equipment, net		51,672		4,890
Security Deposit		500		500
Total Assets	**$**	**2,018,934**	**$**	**383,613**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	80,715	$	143,049
Credit Cards		74,107		-
Current Portion of Loans and Notes		140,997		135,300
Deferred Revenue		2,012,722		99,247
Accrued Interest		28,965		8,265
Other Current Liabilities		17,652		-
Total Current Liabilities		**2,355,158**		**385,861**
Total Liabilities		**2,355,158**		**385,861**
MEMBERS' EQUITY				
Members' Equity		(336,224)		(2,248)
Total Members' Equity		**(336,224)**		**(2,248)**
Total Liabilities and Members' Equity	**$**	**2,018,934**	**$**	**383,613**

See accompanying notes to financial statements.

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 4,984,047	$ 865,951
Cost of Goods Sold	3,417,021	382,689
Gross Profit	**1,567,026**	**483,262**
Operating Expenses		
General and Administrative	937,669	121,448
Sales and Marketing	98,825	7,000
Total Operating Expenses	**1,036,494**	**128,448**
Net Operating Income	**530,532**	**354,814**
Interest Expense	21,633	8,265
Income Before Provision for Income Taxes	**508,899**	**346,549**
Provision/(Benefit) for Income Taxes	-	-
Net Income	**$ 508,899**	**$ 346,549**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2021	**(16,147)**
Capital Contribution	20,000
Capital Distribution	(352,650)
Net Income	346,549
Balance—December 31, 2022	**(2,248)**
Capital Contribution	65,474
Capital Distribution	(908,349)
Net Income	508,899
Balance—December 31, 2023	**(336,224)**

See accompanying notes to financial statements.

DAST CONSULTING SERVICES LLC

<small>STATEMENTS OF CASH FLOWS</small>

 (UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	$	508,899	$	346,549
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation of Property and Equipment		13,224		1,222
Accrued Interest		20,700		8,265
Changes in operating assets and liabilities:				
Accounts Receivable, net		(622,957)		(367,907)
Due from Related Parties		(265,786)		-
Accounts Payable		(62,334)		143,049
Deferred Revenue		1,913,475		99,247
Credit Cards		74,107		-
Other Current Liabilities		17,652		-
Security Deposit		-		(500)
Net Cash Provided by Operating Activities		**1,596,980**		**229,925**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(60,006)		(6,112)
Net Cash Used in Investing Activities		**(60,006)**		**(6,112)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		65,474		20,000
Capital Distribution		(908,349)		(352,650)
Borrowing on Promissory Notes and Loans		5,697		115,300
Net Cash Used in Financing Activities		**(837,178)**		**(217,350)**
Change In Cash And Cash Equivalents		**699,796**		**6,463**
Cash And Cash Equivalents—Beginning Of Year		7,776		1,313
Cash And Cash Equivalents—End Of Year	$	**707,572**	$	**7,776**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	933	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

DAST Consulting Services LLC was incorporated on August 4, 2021, in the state of Indiana. The financial statements of DAST Consulting Services LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Indianapolis, Indiana.

DAST Consulting Services is unlocking the financial resources so that every single child in America can have access to a Christ-centered education. There are significant resources available to help every child in America have access to a Christ-centered education. We bring a technology-enabled solution that helps schools to easily find, get, and spend government money. Our sales process involves national-level relationship building with associations of accredited non-public schools as well as individual school-level relationship building. School clients can connect their data. We also have an online marketplace of vendors that our school clients can work with to spend their allocations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $407,572 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit losses was necessary.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers and Equipment	5 years
Vehicles	5 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

In certain situations, the Company acts as an intermediary party between the end user and the original supplier and charges a certain markup. The Company has evaluated the principal and agent guidance outlined under ASC-606 and has determined that the Company acts as a principal and therefore revenue from these arrangements are recorded on a gross basis and costs for items under the cost of goods sold.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Revenue is recognized at a point-in-time when a customer takes possession of the goods.

Cost of Sales

Cost of sales includes the cost of cost of goods sold and wages paid to subcontractors for staffing services provided to customers.

Income Taxes

The Company is taxed as an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $98,825 and $7,000, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 01, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,		2023		2022
Accrued Payroll	$	17,652	$	-
Total Other Current Liabilities	$	17,652	$	-

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Computers and Equipment	$ 15,118	$ 6,112
Vehicles	51,000	-
Property and Equipment, at cost	66,118	6,112
Accumulated Depreciation	(14,446)	(1,222)
Property and Equipment, net	$ 51,672	$ 4,890

Depreciation expenses for the years ended December 31, 2023, and 2022 were $13,224 and $1,222, respectively.

5.   DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Intuit Capital Loan	$ 20,000	0%	16/11/2023	Paid off	$ 15,697	$ -	$ 15,697	$ -	$ -	$ -
Loan Agreement- Robert Brack	40,000	18%	06/05/2022	31/07/2023	40,000	-	40,000	40,000	-	40,000
Loan Agreement- Robert Brack	75,000	18%	26/09/2022	30/07/2023	75,000	-	75,000	75,000	-	75,000
Loans from other private individuals	20,000				10,300	-	10,300	20,300	-	20,300
Total					$ 140,997	$ -	$ 140,997	$ 135,300	$ -	$ 135,300

6.   EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's name	Ownership percentage
David E. Sexauer	98.0%
Andrew Hughes	2.0%
TOTAL	100.0%

Members hold ownership through "Membership Interests," which are expressed as either units or percentage interests. These ownership rights entitle the member to both economic and voting interests in the company. Voting is based on membership interests. Unless otherwise specified, decisions are approved by the majority of membership interests. The company can make cash or property distributions to members, pro-rata, based on their relative membership interests. The timing and amount of distributions are determined by the members. The company is managed by the members, with disputes resolved by a majority vote. Members may also appoint officers to handle specific business roles.

7.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

In 2023, the Company provided financial assistance to its related parties, DAST Investments LLC (Nevada) and DAST Foundation (California). Repayment will begin once the companies have sufficient cash available. Both entities are controlled by David E. Sexauer, the Company's founder and majority owner. As of December 31, 2023, the outstanding balance due from related parties is $265,786.

9.   SUBSEQUENT EVENTS

The company is currently in the process of conversion from an LLC to a corporation, with completion expected soon.